                       Securities and Exchange Commission
                             Washington, D.C. 20549

                              -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1 and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)



                           TeleSpectrum Worldwide Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  87951U 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Jeffrey E. Stiefler
                             Chairman of the Board
                          and Chief Executive Officer
                    International Data Response Corporation
                            6041 La Flecha, Suite B
                           Rancho Santa Fe, CA 92067
                                 (619) 759-3300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 14, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                               Page 1 of 14 Pages

------------------------------------       -------------------------------------
CUSIP NO.  87951U 10 9                13D     Page 2 of 14 Pages
------------------------------------       -------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      International Data Response Corporation

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      N/A

--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
      NUMBER        7   SOLE VOTING POWER
        OF                   -0-
      SHARES
   BENEFICIALLY
     OWNED BY
     REPORTING
      PERSON
       WITH
                  --------------------------------------------------------------
                     8   SHARED VOTING POWER
                            9,894,727(1)

                  --------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                                -0-

                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,894,727

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.0%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON  CO

--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon (i) 25,771,449 shares of Common Stock issued and outstanding as of January 14, 1999.

                               Page 2 of 14 Pages

Item 1.    Security and Issuer

       (a) Title of Security:

           Common Stock, $.01 par value per share (the "Common Stock").

       (b) Name of the Issuer:

           TeleSpectrum Worldwide Inc., a Delaware corporation ("TeleSpectrum").

       (c) The Issuer's principal executive office:

           443 South Gulph Road
           King of Prussia, Pennsylvania 19406

Item 2.    Identity and Background

               (a) This statement is filed by International Data Response Corporation, a Delaware corporation ("IDRC"). IDRC is principally in the business of providing outsourced telephone based sales, marketing and customer management services.

               (b) The address of the principal business offices of IDRC is 6041 La Flecha, Suite B, Rancho Santa Fe, California 92067.

               (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of IDRC's executive officers and directors and the name, principal business and address of any corporation or other organization in which employment is conducted.

               (d) During the last five years, there have been no criminal proceedings against IDRC, or, to the best knowledge of IDRC, any of the other persons with respect to whom information is given in response to this Item 2.

               (e) During the last five years, neither IDRC nor, to the best knowledge of IDRC, any of the other persons with respect to whom information is given in response to this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) To the best knowledge of IDRC, with the exception of David Parkes, who is a Canadian citizen, and Vikas Kapoor, who is a citizen of India, all of the directors and executive officers of IDRC named in Schedule I to this Schedule 13D are citizens of the United States.

                               Page 3 of 14 Pages

Item 3.    Source and Amount of Funds or Other Consideration

               To facilitate the Merger (as defined in Item 4 below), certain stockholders of the Issuer have agreed to vote shares of Issuer's capital stock in favor of the Merger and have entered into voting agreements with, and have granted irrevocable proxies to, IDRC to that effect as more fully described in Item 4. Such voting agreements do not contemplate a purchase of the Common Stock of the Issuer by IDRC.

Item 4.    Purpose of the Transaction

               (a) - (b) Pursuant to that certain Agreement and Plan of Merger dated as of January 14, 1999 (the "Merger Agreement"), among TeleSpectrum, IDRC and certain stockholders of IDRC and, subject to the conditions set forth therein (including the approval of the respective stockholders of TeleSpectrum and IDRC), IDRC will be merged with and into Issuer (the "Merger") and IDRC will cease to exist. All of the shares of Common Stock and Class A Common Stock (including the shares of Common Stock issuable upon exercise of stock options and warrants to purchase Common Stock and Class A Common Stock outstanding immediately prior to the effective date of the Merger (the "Effective Time")) of IDRC outstanding immediately prior to the Effective Time of the Merger will be converted into an aggregate of 9,200,000 shares of Common Stock of TeleSpectrum and Warrants to purchase 3,000,000 shares of Common Stock of TeleSpectrum. In addition, all of the shares of Preferred Stock of IDRC outstanding immediately prior to the Effective Time, plus all accrued and unpaid dividends payable in Preferred Stock of IDRC, will be redeemed for cash. Immediately following the Merger, the former holders of IDRC Common Stock. Class A Common Stock and options and Warrants to purchase IDRC capital stock will, in the aggregate, own approximately 32.1% of the outstanding voting Common Stock of TeleSpectrum (after giving effect to the exercise of all securities issued in the Merger to such IDRC stockholders and optionholders). TeleSpectrum will assume outstanding options to purchase Class A Common Stock of IDRC and a certain Warrant to purchase Common Stock of IDRC on the terms set forth in Section 1.5 of the Merger Agreement.

               The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit
           99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

               Certain of the directors, executive officers and stockholders of the Issuer, which include Keith E. Alessi, Richard W. Virtue, and J. Brian O'Neill, have entered into a TeleSpectrum Stockholder Support Agreement dated as of January 14, 1999 in the form included as
           Exhibit 99.2 to this Schedule 13D (the "Management Stockholder Support Agreement"). In addition, CRW Financial, Inc., a stockholder of the Issuer, has entered into a TeleSpectrum Stockholder Support Agreement dated as of January 14, 1999 in the form included as
           Exhibit 99.3 to this Schedule 13D (the "CRW Stockholder Support Agreement") (the Management Stockholder Support Agreement and the CRW Stockholder Support

                               Page 4 of 14 Pages

           Agreement shall collectively be referred to herein as the "Stockholder Support Agreements"). Keith E. Alessi, Richard W. Virtue, J. Brian O'Neill and CRW Financial, Inc. are referred to herein collectively as the "Stockholder Support Agreement Stockholders."

               The number of shares of Common Stock of the Issuer beneficially owned by each of the Stockholder Support Agreement Stockholders is set forth on Schedule II to this Schedule 13D. Pursuant to the Stockholder Support Agreements, the Stockholder Support Agreement Stockholders have agreed to vote or direct the vote of all shares of Common Stock of the Issuer over which such person has voting power or control (the "Subject Shares") as follows:

               (1) At the Issuer stockholders meeting to be held to vote on the Merger and the Merger Agreement (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, the Stockholder Support Agreement Stockholders shall vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

               (2) At any meeting of stockholders of Issuer or at any adjournment thereof or in any other circumstances upon which the Stockholder Support Agreement Stockholder vote, consent or other approval is sought, the Stockholder Support Agreement Stockholders shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Issuer or any subsidiary thereof or any other Acquisition Proposal (as defined in the Merger Agreement) or (ii) any amendment of Issuer's Certificate of Incorporation or Bylaws or other proposal or transaction involving Issuer or any Issuer subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Issuer. The Stockholder Support Agreement Stockholders further agree not to commit or agree to take any action inconsistent with the foregoing.

               (3) Contemporaneously with the execution of the Stockholder Support Agreements the Stockholder Support Agreement Stockholders:
           (i) delivered to IDRC a proxy which proxy is irrevocable to the fullest extent permitted by law with respect to the Subject Shares (the "Proxy"); and (ii) have agreed to cause to be delivered to IDRC an additional proxy executed on behalf of the record owner of any issued and

                               Page 5 of 14 Pages
           outstanding shares of Issuer Common Stock that are owned beneficially (but are not owned of record) by the Stockholder Support Agreement Stockholders.

               (4) Except for 678,410 of the Subject Shares subject to outstanding warrants granted by CRW Financial, Inc. (the "CRW Warrant Shares"), the Stockholder Support Agreement Stockholders agree not to
           (i) sell, transfer, pledge, assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or
                           --------
           other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person or (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, in relation to the Subject Shares. The Stockholder Support Agreement Stockholders further agree not to commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, CRW Financial, Inc. may Transfer all of the CRW Warrant Shares upon exercise of the associated warrants. In addition, the Stockholder Support Agreement Stockholders may Transfer all or any portion of the Subject Shares held by such Stockholder Support Agreement Stockholders by way of gift or for estate planning purposes, provided that any such transferee shall first be required to execute a joinder to the Stockholder Support Agreement whereby such transferee agrees to be bound by all of the terms and conditions thereof.

               The foregoing summary of the voting aspects of the Stockholder Support Agreements is qualified in its entirety by reference to the forms of the TeleSpectrum Stockholder Support Agreements, included as Exhibits 99.2 and 99.3, and incorporated herein in their entirety by reference.

               (c)  Not applicable.

               (d) As a result of the Merger, certain members of the board of directors or executive officers of IDRC may be elected or appointed to the board of directors or may serve as employees of the Issuer, including Jeffrey Stiefler and Paul Grinberg. IDRC will cease to exist and each member of the board of directors of IDRC will resign. In addition, the executive officers of IDRC will be terminated, provided, however, that certain executive officers of IDRC may serve as employees of the Issuer.

               (e)  See Item 4(a) above.

               (f) - (g) Upon consummation of the Merger, IDRC will merge with and into the Issuer and IDRC will cease to exist.

               (h)  Not applicable

               (i)  Not applicable.

                               Page 6 of 14 Pages

               (j) Other than as described above, IDRC has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although IDRC reserves the right to develop such plans).

Item 5.    Interest in Securities of the Issuer

               (a) - (b) As a result of the Stockholder Support Agreements, IDRC has shared power to vote an aggregate of 9,894,727 shares of Common Stock (which includes 739,660 shares of Common Stock underlying warrants and 824,167 shares of Common Stock underlining options) of the Issuer for the limited purposes described in Item 4 above. Such shares constitute approximately 37.0% of the issued and outstanding shares of capital stock of the Issuer on a fully-diluted basis (after giving effect to the exercise of all outstanding options and warrants described above) as of January 14, 1999.

               To IDRC's knowledge, no shares of Common Stock of the Issuer are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Stockholder Support Agreements.

               Set forth in Schedule III to this Schedule 13D is the name of and certain information regarding each person or entity with whom IDRC shares the power to vote or to direct the vote of Common Stock of the Issuer.

               During the past five years, to the best knowledge of IDRC, no person named in Schedule III to this Schedule 13D, has been convicted in a criminal proceeding.

               During the past five years, to the best knowledge of IDRC, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               To the best knowledge of IDRC, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

               (c) Neither IDRC nor, to IDRC's knowledge, any person named in
           Schedule I, has effected any transaction in Common Stock of the Issuer during the past 60 days, except as disclosed herein.

               (d)  Not applicable.

               (e)  Not applicable.

                               Page 7 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               In connection with the Merger Agreement, certain stockholders of IDRC (the "IDRC Stockholder Support Agreement Stockholders") entered into a Stockholder Support Agreement with the Issuer, dated as of January 14, 1999. Under such agreement, each IDRC Stockholder Support Agreement Stockholder has agreed that without the prior written consent of the Issuer, the IDRC Stockholder Support Agreement Stockholders will not offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of or engage in hedging transactions with respect to any securities which are the subject of the IDRC Stockholder Support Agreements for a period of one year after the consummation of the Merger.

               Attached hereto as Exhibit 99.4 is a copy of the form of IDRC Stockholder Support Agreement entered into by and between TeleSpectrum and each of the IDRC Stockholder Support Agreement Stockholders.

               Other than as described in the foregoing paragraph and in Item 4 above, to the best knowledge of IDRC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

           99.1 Agreement and Plan of Merger dated as of January 14, 1999, by and among TeleSpectrum Worldwide Inc., International Data Response Corporation and certain stockholders of International Data Response Corporation.

          99.2 Form of TeleSpectrum Stockholder Support Agreement dated as of January 14, 1999 entered into by and between IDRC, and each of Keith E. Alessi, Richard W. Virtue and J. Brian O'Neill.

          99.3 Form of TeleSpectrum Stockholder Support Agreement dated as of January 14, 1999 entered into by and between International Data Response Corporation and CRW Financial, Inc.

          99.4 Form of IDRC Stockholder Support Agreement dated as of January 14, 1999 entered into by and between TeleSpectrum and each of the IDRC Stockholder Support Agreement Stockholders.

                               Page 8 of 14 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       January 14, 1999
                                       ----------------------------------------
                                       (Date)

                                       International Data Response Corporation, a Delaware corporation


                                       By:  /s/ Jeffrey E. Stiefler
                                          -------------------------------------
                                                Jeffrey E. Stiefler
                                                Chief Executive Officer

                              Page 9 of 14 Pages

                                   Schedule I

  EXECUTIVE OFFICERS AND DIRECTORS OF INTERNATIONAL DATA RESPONSE CORPORATION

     Jeffrey E. Stiefler is the Chief Executive Officer and Chairman of the Board of Directors of IDRC. Mr. Stiefler is also a director of OSI Holdings, Inc., of which he is Chairman, and is a limited partner of MDC Management Company III, L.P.

     John D. Weil is the Chief Executive Officer of IDRC United States, with its principal place of business at 7272 E. Indian School Road, Suite 350, Scottsdale, Arizona 85251. Mr. Weil also serves as a director of FiberMark, Inc., DEC International Inc. and Sage Enterprises.

     David B. Parkes is President and Chief Executive Officer of IDRC International and President and Chief Executive Officer of S & P Data Corp., a wholly-owned subsidiary of IDRC, with its principal place of business at One Concorde Gate, 9th Floor, Don Mills, Ontario M3C 3N6. Mr. Parkes serves as director of the Canadian Special Olympics.

     Paul J. Grinberg is Chief Financial Officer of IDRC.

     Jill Ward is President of IDRC US Inbound, with its principal place of business at 5590 Morehouse Drive, San Diego, California 92121.

     Robert B. Hellman, Jr. is the Secretary and a director of IDRC.   Mr.
Hellman is also a general partner of McCown De Leeuw & Co., with an office at 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025. Mr. Hellman currently serves as a director of Nimbus CD International, Inc. and certain privately-held companies, including Distribution Dynamics, Inc. and Pelican Companies, Inc.

     Vikas Kapoor is a director of IDRC. Mr. Kapoor is also a partner of the consulting firm of Mitchell Madison Group, with its principal place of business at 520 Madison Avenue, New York, New York 10022.

     David E. King is a director of IDRC. He is also a general partner of the McCown De Leeuw & Co. entities, with an office at 65 East 55th Street, 36th Floor, New York, New York 10022. Mr. King also serves as a director of Nimbus CD International, Inc. and certain privately-held companies, including ASC Corporation, DEC International, Inc., Fitness Holdings, Inc., OSI Holdings, Inc. and Sarcom Corporation.

     George E. McCown is a director of IDRC. Mr. McCown is also a managing general partner of MDC Management Company III L.P., which is the general partner of McCown De Leeuw & Co. III, L.P. and McCown De Leeuw & Co. Offshore (Europe) III, L.P., a managing general partner of MDC Management Company III, L.P. which is the general partner of McCown De Leeuw & Co. III (Asia), L.P. and a member of The Gamma Fund, LLC, with an office at

                              Page 10 of 14 Pages

3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025. Mr. McCown also serves as a director of Building Materials Holding Corporation, FiberMark, Inc., Vans, Inc., Nimbus CD International, Inc., and a number of McCown De Leeuw & Co. portfolio companies, including Home Asset Management Co., Pelican Companies, Inc., Fitness Holdings, Inc. and RSP Manufacturing Corp.

     Glenn McKenzie is a director of IDRC. Mr. McKenzie is President of Alpha Investments, Inc., with its principal place of business at 24 Beach Palm, Hampton, New Hampshire 03842.

     Bruce E. Rogoff is a director of IDRC. Mr. Rogoff is also Vice Chairman of TransNational Group Services International, Inc., with its principal place of business at 133 Federal Street, Boston, Massachussets 02210.

     Unless otherwise described above, all individuals described in this
Schedule I are employed at, or retained as directors by, International Data Response Corporation, 6041 La Flecha, Suite B, Rancho Santa Fe, California 92067

                              Page 11 of 14 Pages

                                  Schedule II


                              Number of Shares of         Percent of Outstanding
                              Issuer Common Stock         Shares of Issuer
Stockholder                   Beneficially Owned          Common Stock/1/
----------------------------  --------------------------  ----------------------
  Keith E. Alessi                       894,631/2/                 3.4 %
  Richard W. Virtue                     898,392/3/                 3.5 %
  J. Brian O'Neill                    1,765,281/4/                 6.7 %
  CRW Financial, Inc.                 6,336,423                   24.6 %
                                      ------------                ------
Totals                                9,894,727                   37.0 %

------------
* Less than one percent.

/1/ Calculated in accordance with Rule 13d-1 and based upon 25,771,449 shares of Common Stock issued and outstanding as of January 14, 1999.

/2/ Includes 166,667 shares of Common Stock issuable pursuant to options exercisable within 60 days of January 14, 1999.

/3/ Includes 129,500 shares of Common Stock issuable pursuant to warrants exercisable within 60 days of January 14, 1999, and 5,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of January 14, 1999.

/4/ Includes 610,160 shares of Common Stock issuable pursuant to warrants granted to Mr. O'Neill by CRW Financial, Inc. on shares of Common Stock of the Issuer owned by CRW Financial, Inc., and 652,500 shares of Common Stock issuable pursuant to options exercisable within 60 days of January 14, 1999.

/5/ Includes 68,250 shares of Common Stock of Issuer that CRW Financial, Inc. is required to sell to certain persons upon the exercise of warrants to purchase Common Stock of Issuer granted by CRW Financial, Inc. and excludes 610,160 shares of Common Stock that are issuable to J. Brian O'Neill upon the exercise of certain warrants held by Mr. O'Neill, which are included in the number of shares beneficially owned by Mr. O'Neill as set forth above.

                              Page 12 of 14 pages

                                  Schedule III


Keith E. Alessi is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Richard W. Virtue is a director of the Issuer.

J. Brian O'Neill is a director of the Issuer and is President and Chief Executive Officer of CRW Financial, Inc.

CRW Financial, Inc. is a Delaware corporation with its principal place of business and principal offices at 200 Four Falls Corporate Center, Suite 415, West Conshohocken, Pennsylvania 19428. As of October 7, 1998, CRW Financial, Inc. ceased material operations as an ongoing business concern, in connection with the sale of its wholly-owned subsidiary, Casino Money Centers, Inc.

                              Page 13 of 14 Pages

Exhibit Index
-------------


Exhibit                                  Description of Document
-------                                  -----------------------

99.1 Agreement and Plan of Merger dated as of January 14, 1999, by and among TeleSpectrum Worldwide Inc., International Data Response Corporation and certain stockholders of International Data Response Corporation.

99.2 Form of TeleSpectrum Stockholder Support Agreement dated as of January 14, 1999 by and between International Data Response Corporation and each of Keith E. Alessi, Richard W. Virtue, and J. Brian O'Neill.

99.3 Form of TeleSpectrum Stockholder Support Agreement dated as of January 14, 1999 by and between International Data Response Corporation and CRW Financial, Inc.

99.4 Form of IDRC Stockholder Support Agreement dated as of January 14, 1999 entered into by and between TeleSpectrum and each of the IDRC Stockholder Support Agreement Stockholders.

                              Page 14 of 14 Pages